SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

DIGITALE TELEKABEL AKTIENGESELLSCHAFT

 (Name of issuer)

American Depository Receipts Representing Ordinary Shares, nominal value German
Marks 5

(Title of class of securities)

25387W 10 9

(CUSIP number)

Michael J. Smith
Chief Executive Officer
Digitale Telekabel Aktiengesellschaft
c/o MFC Capital Partners AG
Charlottenstrasse 59
D-10117 Berlin, Germany
0049-30-20945800

(Name, address and telephone number of person
authorized to receive notices and communications)

Copy to:
Paul Berkowitz, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0685
Telecopy (305) 579-0717

November 8, 2001

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 46058W103	SCHEDULED 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Tele Columbus GmbH, (Tax #DE 151384 574)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

TELE COLUMBUS GMBH

SCHEDULE 13D

Item 1. Security and Issuer.

     This Statement relates to American Depository Receipts (the “ADRs”) representing the ordinary shares, nominal value German Marks 5, of Digitale Telekable AG, a German corporation (the “Company”).

     The principal executive offices of the Company are located at Peiner Strasse 8, D-30519 Hannover, Germany.

Item 2. Identity and Background.

This statement is filed by Tele Columbus GmbH, a German corporation (the “Reporting Person”).

The address of the Reporting Person is Peinerstraße 8, D-30519 Hannover, Germany.

The principal business of the Reporting Person is to provide broadband cable services.

The names, present principal occupation, or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted of all executive officers and directors of the Reporting Person are listed on Schedule 1 hereto.

Neither the Reporting Person nor any executive officer or director thereof, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor any executive officer or director thereof, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 14, 2000, the Reporting Person reported that they were the beneficial owner of 574,380 ADRs of the Company. Between January 2001 and August 2001, the Reporting Person purchased an additional 105,392 ADRs of the Company for an aggregate amount equal to Euros 447,329.10, such amount, paid in total out of working capital.

Item 4. Purpose of the Transaction.

     On November 8, 2001, the Reporting Person sold 679,772 ADRs of the Company for business reasons. The Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 0 ADRs of the outstanding ADRs of the Company. The 0 ADRs constitute 0% of the outstanding ADRs, based on a total of 750,000 ADRs outstanding as of November 8, 2001.

(b)	The Reporting Person has the sole power to vote and dispose of the 0 ADRs.

(c)	Not applicable.

(d)	Not applicable.

(e)	November 8, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2001

Tele Columbus GmbH

By: Dr. Herbert Leifker

Chief Executive Officer

SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS

NAME	OFFICE AND ADDRESS OF EMPLOYMENT

Dr. Herbert Leifker	Title: Chief Executive Officer/Director Peiner Straße 8 D-30519 Hannover, Germany

Dietmar Schickel	Title: Chief Executive Officer/Director Peiner Straße 8 D-30519 Hannover, Germany